EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)	Year Ended December 31,
	2009	2008(1)	2007(1)	2006(1)	2005(1)
Income from continuing operations	$40,470	$58,253	$54,306	$64,788	$31,705
Interest Expense	82,734	92,032	87,593	81,136	75,775
Redeemable noncontrolling interests in income	1,461	1,868	1,857	1,976	2,040

Earnings available to cover fixed charges	$124,665	$152,153	$143,756	$147,900	$109,520

Fixed charges:
Interest	$82,734	$92,032	$87,593	$81,136	$75,775
Capitalized interest	16,330	23,124	26,029	16,427	11,343

Fixed charges:	$99,064	$115,156	$113,622	$97,563	$87,118

Preferred stock dividends	11,813	11,813	16,122	17,873	17,873

Fixed charges and preferred stock dividends	$110,877	$126,969	$129,744	$115,436	$104,991

Earnings available to cover fixed charges	$124,665	$152,153	$143,756	$147,900	$109,520
Divided by fixed charges	$99,064	$115,156	$113,622	$97,563	$87,118

Ratio of earnings to fixed charges	1.3	1.3	1.3	1.5	1.3

Earnings available to cover fixed charges	$124,665	$152,153	$143,756	$147,900	$109,520
Divided by fixed charges and preferred stock dividends	$110,877	$126,969	$129,744	$115,436	$104,991

Ratio of earnings to fixed charges and preferred stock	1.1	1.2	1.1	1.3	1.0

(1)	Restated to reflect the adoption of new accounting guidance requiring retroactive application (Note 2 to our audited financial statements).